Ecopetrol files its 20-F Annual Report before the Securities and Exchange Commission

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs the filing of its annual report under Form 20-F for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”).

With the filing of its annual report under Form 20-F, the Company complies with its reporting obligations with the SEC, the New York Stock Exchange (NYSE), bondholders, and investors.

The annual report includes, among others, the financial statements of Ecopetrol in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board that were audited and certified in compliance with internal control over financial reporting by the Independent Registered Public Accounting Firm Ernst & Young Audit S.A.S. for the years 2021, 2022 and 2023. Investors may receive a hard copy of Ecopetrol’s financial statements free of charge by making a request to investors@ecopetrol.com.co.

The 2023 Form 20-F can be found at the following link:

https://www.sec.gov/Archives/edgar/data/1444406/000141057824000515/0001410578-24-000515-index.htm

Bogotá D.C., Abril 18, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, reserves, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co